Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-7616

PIONEER CORPORATION

(Translation of registrant’s name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Determination of Final Terms of Share Acquisition Rights to be Granted as Stock Options

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION (Registrant)
Date: July 9, 2004	By	/s/ Kaneo Ito Kaneo Ito President and Representative Director

This report on Form 6-K contains the following:

1.	The announcement released by the Company to the press in Japan dated July 8, 2004, concerning the determination of final terms of share acquisition rights to be granted as stock options.

For Immediate Release
July 8, 2004

Determination of Final Terms of
Share Acquisition Rights to be Granted as Stock Options

TOKYO — Pioneer Corporation has announced that it determined the final terms of share acquisition rights for the purpose of granting stock options as follows, which issue was resolved at the meeting of its board of directors held on June 29, 2004.

Description

(1)	Amount to be paid in per share upon exercise of share acquisition rights:

2,944 yen

(2)	Aggregate amount to be paid in upon exercise of share acquisition rights:

930,009,600 yen

(3)	Amount to be accounted for as stated capital in respect of shares to be issued upon exercise of share acquisition rights:

1,472 yen per share

References:

1.	Date of meeting of board of directors to propose an agenda for the authorization to issue share acquisition rights to the ordinary general meeting of shareholders:

April 27, 2004

2.	Date of ordinary general meeting of shareholders:

June 29, 2004

3.	Date of issue of share acquisition rights:

July 8, 2004

4.	Number of share acquisition rights to be issued:

3,159

The number of shares to be issued (or transferred from the Company’s own shares held by the Company in lieu thereof) upon exercise of each share acquisition right shall be 100.

This release is not an offer of securities for sale in any region, including Japan or the United States. The securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933 or exempt from registration thereunder, and any public offering of securities to be made in the United States will be made by means of a prospectus in English prepared in accordance with the U.S. Securities Act of 1933, that will contain detailed information about the issuer and management, as well as financial statements. This transaction does not involve any public offering of securities in the United States.

5.	Class and number of shares to be issued or transferred upon exercise of share acquisition rights:

315,900 shares of common stock of the Company

6.	Issue price of share acquisition rights:

No consideration shall be paid.

7.	Period during which share acquisition rights may be exercised:

From and including July 3, 2006, to and including June 30, 2009

8.	Persons to whom share acquisition rights shall be allocated:

Directors, executive officers and a number of employees of the Company as well as a number of directors of domestic or overseas subsidiaries of the Company (total: 420 persons)

# # # # # #

For further information, please contact:
Akira Niijima, Senior Managing Director and Representative Director
Pioneer Corporation, Tokyo
Phone: +81-3-3494-1111 / Fax: +81-3-3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/index-e.html

This release is not an offer of securities for sale in any region, including Japan or the United States. The securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933 or exempt from registration thereunder, and any public offering of securities to be made in the United States will be made by means of a prospectus in English prepared in accordance with the U.S. Securities Act of 1933, that will contain detailed information about the issuer and management, as well as financial statements. This transaction does not involve any public offering of securities in the United States.